                                                           UNITED STATES                      OMB APPROVAL
                                                 SECURITIES AND EXCHANGE COMMISSION    --------------------------
                                                       Washington, D.C. 20549          OMB Number:      3235-0058
                                                                                       Expires:     June 30, 1994
                                                            FORM 12b-25                Estimate average burden
                                                                                       hours per response....2.50
                                                     NOTIFICATION OF LATE FILING       --------------------------
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                                                                                            SEC File Number

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                                                                                              Cusip Number
(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR         33-74254
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                 For Period Ended:  June 30, 1996
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type

   NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

   Cogentrix Energy, Inc.
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Full Name of Registrant


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Former Name if Applicable

   9405 Arrowpoint Boulevard
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Address of Principal Executive Office (Street and Number)

   Charlotte, NC  28273-8110
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

                                                 (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Thomas F. Schwartz               704                 525-3800
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                               [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                            [ ] Yes  [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                            Cogentrix Energy, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      September 27, 1996         By   /s/ Thomas F. Schwartz
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                                          Vice President - Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                             PART III - NARRATIVE

        In August 1996, certain subsidiaries of Cogentrix Energy, Inc. (the "Company") executed material amendments to their power sales agreements with Carolina Power & Light Company ("CP&L") on the Elizabethtown, Lumberton, Kenansville, Roxboro and Southport, North Carolina Facilities (collectively, the "Facilities"). These amendments are not effective until the Company has completed the refinancing of the project debt on the Facilities.

        The Company is currently scheduled to close the refinancings of the project debt on the Facilities on September 26, 1996. The amendments to the power sales agreements, which will not become effective unless and until such closings occur, and the related refinancings will significantly change the disclosure required to be made by the Company in the various parts of its Annual Report on Form 10-K. The Company will not be able to prepare that disclosure and file the report by its September 30 due date without unreasonable effort. Accordingly, the Company is filing this notification of late filing so that the Company may make accurate and complete disclosure (including filing as exhibits revised material contracts) of the amendments to the power sales agreements and the related refinancings of the project debt on the Facilities.